FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated October 23, 2018, announcing that Global Eagle and Gilat Use Telesat’s Phase 1 LEO Satellite to Demonstrate First Ever, Live In-flight Broadband Connectivity via LEO.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 23, 2018	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Global Eagle and Gilat Use Telesat’s Phase 1 LEO Satellite to
Demonstrate First Ever, Live In-flight Broadband Connectivity via LEO

Industry-first milestone achieved by Gilat and Global Eagle demonstrating high speed, broadband connectivity during live in-flight testing using Telesat satellite capacity

Petah Tikva, Israel, October 23, 2018 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today its key role in the first-ever demonstration of an in-flight aircraft communicating at broadband speeds with a low earth orbit (LEO) satellite system. This industry milestone was achieved using Global Eagle’s “Albatross One” test aircraft with Gilat’s aero modem and Telesat’s Phase 1 LEO satellite, launched earlier this year. The testing included a successful demonstration of seamless connectivity and switchover between Telesat’s geostationary orbit (GEO) and LEO satellites.

“Telesat is pleased to be collaborating with innovative companies like Gilat and Global Eagle who recognize the potential of Telesat’s LEO system to transform the in-flight broadband experience for millions of passengers worldwide,” said Erwin Hudson, Vice President, Telesat LEO. “This flight on Global Eagle’s Albatross aircraft test-bed with Gilat’s aero modem confirms that Telesat’s state-of-the-art LEO architecture satisfies Global Eagle’s requirements for seamless connectivity and terrestrial-like broadband performance for multiple applications, including the capability to switch between LEO and GEO constellations.”

“Global Eagle is confident that Telesat’s planned LEO constellation will fundamentally improve the passenger experience for inflight broadband with industry-leading latency, throughput and global coverage,” said Global Eagle Executive VP Per Noren. “We chose to collaborate with Gilat on LEO baseband technology due to their proven multi-application platform and clear LEO roadmap.”

“Gilat and Global Eagle’s ongoing collaboration with Telesat has brought this outstanding achievement to market confirming the broadband vision of next generation IFC,” said Ron Levin VP Mobility and Global Accounts at Gilat. “Gilat’s solution has now proved its technological advantage of supporting not only multiple applications, satellites, bands and beams, but also a world first transition between satellites in multiple orbits.”

About Global Eagle

Global Eagle is a leading provider of satellite-based broadband connectivity, television and entertainment services, content and data analytics to aviation, maritime, enterprise and government markets. Global Eagle offers a fully integrated portfolio of rich media content and high-speed connectivity solutions for airlines, private jets, cruise lines, commercial ships, super-yachts, ferries, enterprise, government and military installations worldwide with proprietary performance-enhancing technologies and exclusive access to premium media. With 1,400 employees on six continents and leading global satellite and ground networks, the company delivers exceptional service and concierge support to its customers.

Contact:

Global Eagle: Michael Miller, Michael.miller@globaleagle.com
+1-754-215-1010

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
JuneFil@optonline.net